INVEST IN **APTDECO**

The leading furniture resale marketplace for buying and selling online


AptDeco
The easiest way to buy and sell furniture

aptdeco.com New York NY

LEAD INVESTOR

Meriam Meghirbi

I believe in Aptdeco's mission and founders. I first hand experienced how important their service is and how much it is needed. In addition, I have known the founders Reham and Kalem for years and witnessed over the years their strong ethics, dedication, expertise, leadership and vision. Furthermore, over the last few years, I have witnessed the growth of AptDeco by extending their services nationally to multiple cities. They are customers obsessed and care about their employees. I am excited to be part of their exciting journey.

Invested $10,000 this round

Highlights

1. More than $60M of furniture sold / $21M+ in revenue to date
2. 400K+ active customers
3. 160K+ pieces of furniture that have found a second home
4. 200+ business accounts including West Elm, Pottery Barn, Williams Sonoma, BoConcept, Calligaris
5. $17M+ raised from Initialized Capital, HearstLab, Comcast Ventures, Y Combinator and more
6. Featured on New York Times, Good Morning America, Good Housekeeping, House Beautiful
7. 20M lbs of furniture diverted from landfills equivalent to planting 1.2M trees
8. Launched nationally giving customers a way to participate in furniture resale and growing 30%+ MOM

Our Team



Reham Fagiri Co-Founder & CEO

Goldman Sachs, Wharton, University of Maryland



Kalam Dennis Co-Founder & CRO

L'Oréal, Clark Atlanta University



Ella Tay Brand Strategy & Partnerships

West Elm, Time Inc., Columbia University



Brad Pease Engineering

Aksia, Rochester Institute of Technology



Jamie Hoyt-Vitale Product

StreetEasy, Rent the Runway, School of Visual Arts



Kim Tom Customer Experience

The Farmer's Dog, University of Connecticut



Ben Gomilla Operations

Amazon, NYU Stern School of Business

How AptDeco was born

We started AptDeco after experiencing the pains of buying and selling furniture on sites like Craigslist and Facebook marketplace. From people not showing up, to scams to the awkward and sometimes unsafe interactions with people coming to our homes, we thought to ourselves there has to be a better way. So we launched AptDeco to solve these issues once and for all.


AptDeco
Crate & Barrel
Paradox Oak Dining Table
Design Within Reach
Como Sectional
Sold by Rose • Atlanta, GA
IKEA
Vedbo Armchair
Sold by Anastasia • Springfield, NJ

What makes us unique

We are the leading furniture resale marketplace that handles all the logistics of buying and selling used furniture online. We make sustainable decorating easy, affordable and accessible to all. We offer pickup, assembly, delivery, payment, scheduling and logistics, all carried out by our highly-trained delivery team.

> ***We're on a mission to make sustainable decorating effortless.***

We've created a platform and service that people love and trust including:

- **Top Brands** - We offer customers the best brands in home furnishings including West Elm, Pottery Barn, Jonathan Adler, Design Within Reach, Room & Board and many others.
- **Scheduling & Delivery** - Through our proprietary technology, scheduling, delivery and payments are taken care of, saving customers time and making their experience seamless.
- **Connected Community** - With over 400K active members, we provide users with an easy way to connect to an online marketplace for second-hand furniture featuring top brands at a great value.
- **Circular Model** - Each item picked up from a seller's home is taken directly to a buyer's home. By not relying on warehouses to store products, we enable a truly circular economy.
- **Safe Transactions** - our platform handles all financial transactions, protecting customers from fraud and providing them with a safe place to exchange with anyone.


Picked up from anywhere,
delivered to anywhere
AptDeco
$200
Item reviewed,


BUY
Customer's home
Stores and Outlets
Distribution center
Picked up
and delivered

Our evolution

Along the way we learned that our buyers love certain brands like West Elm, IKEA, CB2, Crate & Barrel, etc. We also learned that furniture retailers (big and small) have challenges with selling through their floor models and returns quickly and economically. So we partnered with all types of retailers, over 200 over them and counting, to bring our customers the best collection of gently used furniture anywhere.


We're the marketplace powering
resale for furniture brands
AptDeco
200+
Business accounts
west elm
POTTERY BARN
WILLIAMS SONOMA
BoConcept
calligaris
LAZZONI

With our recent national expansion, we've unlocked access to the best furniture throughout the contiguous United States while serving both our buyers and sellers from coast to coast.


Our timeline
AptDeco
2014
• AptDeco launched
2015
• Onboarded 1st business account
2017
• Passed $15M in sales
• 100K users
2018
• 500K trees planted (CO2 equivalent for items sold)
2019
• Onboarded 1st major furniture retail partner
2020
• 200K users
• Passed $35M in sales
2021
• Expanded to Philadelphia
• Expanded to Bay Area
2022
• Passed $60M in sales
• Expanded nationally
• Surpassed 200+ business accounts
• 1M trees planted (CO2 equivalent for items sold)
2023
• 400K users
$60M+ Sales · 400K+ Users · 200+ Business accounts · 1.2M+ Trees planted (CO2 equivalent for items sold)

Our business model

We earn revenue through a variety of ways:

- A transaction fee on each sale
- From our delivery service
- From an annual membership with our retail partners

Our customers love us (and we love them too)

We're solving a real pain point for consumers and mother-earth alike and have the numbers to back it up. We've helped our buyers save over $70M by avoiding buying new, our sellers earned over $30M from selling furniture they no longer need, while also helping divert over 20M pounds of furniture from landfills. We are proud to have over 40,000 customer reviews with 4.6 out of 5 average rating.


40,000+ Customer reviews
You never quite know what you will get when it comes to used furniture...but I have to say, I am incredibly impressed with the couch I purchased through AptDeco. It's exactly as described in the listing, very clean and in great shape. The delivery men were courteous, professional, and fast while still being careful in my apartment. Overall 10/10 experience, no question!
- Robert H. Buyer
This is my third pick up and every single one has been outstanding. This is a great service and I'm glad my furniture can be used by someone else. Thank you!
- Joan D, Seller
My whole experience with Aptdeco was great. Easy to list my furniture. It sold quickly & scheduling pickup was simple. My listing was a three piece Thomasville entertainment center/curio, so I was concerned about transport to the buyer. But the pickup team were professional & did an excellent job wrapping each piece carefully. I am happy and I think my buyer will be also. I recommend Aptdeco to sell and buy. They are a reputable company.
- Donna G, Seller
I sold my couch using Aptdeco because it takes the hassle out of moving large items. Today's pickup was exactly what I expected from AptDeco - no hassle or issues.
- Darren H. Seller
They were WONDERFUL - courteous, fast, and professional.
- Umi C, Buyer
AptDeco

And we're just scratching the surface. With over 12M tons of furniture ending up in landfills annually we are determined to help find a second, third and fourth home for these furniture pieces.


AptDeco sustainability impact to date
AptDeco
20M
lbs of furniture diverted from landfills
15M
CO2 pounds offset
1.2M
Trees planted
5.5M
Cars removed from the road

Why now?

We couldn't be in a better position to become the next billion dollar company. With consumer demand shifting to more sustainable life choices like shopping secondhand, we are well on our way to meet their needs holistically and capture a large and fast growing market.


There are powerful sustainability and resale market dynamics at play
AptDeco
Consumers are more environmentally conscious
Consumers are choosing secondhand
33%
More consumers care about sustainability
51%
Consumers are opposed to eco-waste
40%
Gen Z and millennials have shopped secondhand recently
11x
Secondhand market growth vs. retail

The used furniture market is now estimated at $22B and growing at a much higher clip than traditional furniture retail. For our retail partners, we're addressing their reverse logistics and sustainability needs while helping them reach a new customer demographic who's interested in high quality discounted furniture.


The home furnishings resale market is rapidly growing and here to stay
AptDeco


$22B
Total resale market in 2027
3x
Growth rate vs traditional retail
1 in 3
Consumers have bought secondhand furniture in the last year
Source: GlobalData 2022 Resale Home Furnishings Market Research

Where to next

Our sights are set high. We see a world where customers will choose secondhand furniture first, thanks to AptDeco. In order to achieve this:

- We're committed to offer our buyers the best assortment of gently used furniture anywhere. We're growing our retail partnerships rapidly to ensure we're meeting both our customer and retail partners needs without compromising on quality or price.
- We're committed to help our sellers find a buyer as quickly as possible while maximizing their earnings. This requires us to continue to invest in our matching algorithms and curation technology.
- We are committed to having the best in class and most affordable pickup and delivery service. This requires continuous investment in our technology and personnel. Soon enough, you'll see our branded orange vans in all major metros around the US.
- With our recent national expansion, we are excited about bringing the AptDeco love to the rest of the country. Our traction to date has been limited to the Northeast and California and we expect triple digit growth rates with this recent expansion.


AptDeco
West Elm
Auburn Chairs
Sold by Francesca • Oakland, CA
Williams Sonoma
Tulip Pedestal Dining Table
Pottery Barn
Thatcher Wingback Chair

We believe...

- that buying and selling used furniture **should be easy**
- in being **kind to our environment**
- that little actions taken by many people **have the power to transform an industry**
- **in paying a fair wage** and showing our employees that they are valued
- **that there is an AptDecorator in all of us**, if we are only provided with access and options.
- that if everyone bought one piece of pre-loved furniture, we could start a movement/create a **seismic shift in the furniture industry**


AptDeco
AptDeco

